United States securities and exchange commission logo





                           June 6, 2022

       Johanna Cronin
       Manager
       StartEngine Collectibles Fund I LLC
       3900 W Alameda Ave., Suite 1200
       Burbank, CA 91505

                                                        Re: StartEngine
Collectibles Fund I LLC
                                                            Form 1-A POS
                                                            Filed May 31, 2022
                                                            File No. 024-11416

       Dear Ms. Cronin:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 703-434-0122 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jamie Ostrow